Exhibit 2.3

EXECUTION VERSION

DEED OF AMENDMENT

DATED 28 May 2014

BETWEEN:

(1)                                 AMEC PLC (registered in England and Wales with registered number 1675285) whose registered office is at Booths Park, Chelford Road, Knutsford, Cheshire, WA16 8QZ, UK (AMEC); and

(2)                                 FOSTER WHEELER AG (registered in Switzerland with registered number CHE-114.603.783) whose registered office is at Lindenstrasse 10, 6340 Baar, (Canton of Zug), Switzerland (the Company),

each a party and together, the parties.

WHEREAS:

(A)                               AMEC and the Company entered into the Implementation Agreement on 13 February 2014 (the Agreement).

(B)                               The parties wish to make certain amendments to the Agreement as set out in this Deed.

(C)                               Unless the context requires otherwise, words and expressions used but not defined in this Deed shall have their respective meanings in the Agreement.

AGREED TERMS

1.              The parties hereby agree that the Agreement shall be amended with effect from the date of this Deed as follows:

1.1.         in clause 1.4 of the Agreement, by deleting the words “The Registration Statement on Form F-4 will include a preliminary prospectus containing the information required under Rule 14d-4(b) under the Exchange Act (the “Preliminary Prospectus”), the AMEC Circular, the AMEC Prospectus and the Company Proxy Statement” and replacing them with “The Registration Statement on Form F-4 will include a preliminary prospectus containing the information required under Rule 14d-4(b) under the Exchange Act (the “Preliminary Prospectus”), the AMEC Circular and the AMEC Prospectus”;

1.2.         in clause 5.5(d) of the Agreement, by deleting the words “(on a date after the AMEC General Meeting)” and replacing them with “(on a date on, before or after the AMEC General Meeting)”;

1.3.         by deleting clause 5.5(e) of the Agreement and replacing it with the following:

“if approved by the Company General Meeting, promptly file for registration with the competent commercial register the amendments to the Company’s articles of association in the form set out in Appendix 4 (with such amendments as may be agreed in writing by or on behalf of AMEC and the Company) and procure the satisfaction of Condition 5 in accordance with the standard required in clause 3.1”;

1.4.         by deleting clause 5.5(f) of the Agreement and replacing it with the following:

“(f)             prior to the Offer Closing Date, procure that the Company Board shall validly pass, either by way of a Company Board written resolution in accordance with section 4.3.1 of the Company’s Organisational Regulations or by convening and holding a Company Board meeting, the resolutions in the form set out in Appendix 5 (with such amendments as may be agreed in writing by or on behalf of AMEC and the Company); provided, however, that this shall not in any way limit any of the Company’s obligations under clause 5.5(e); and”

1.5.         by deleting clause 5.5(g) of the Agreement and replacing it with the following:

“(g)            procure that prior to the Offer Closing, (i) the Resigning Company Board Members resign from office with effect from the Offer Closing (and the Company Board shall file the Resigning Company Board Members’ resignation with the competent commercial register immediately upon Offer Closing); (ii) in furtherance of their election at the Company General Meeting, the Company Board shall file the New Company Board Members’ election for registration with the competent commercial register on the Effective Election Date; and (iii) the Remaining Company Board Members enter into — and do not subsequently terminate — a Mandate Agreement subject only to, and with effect from, the Offer Closing.”

1.6.         by deleting clause 7.1 of the Agreement and replacing it with the following:

“7.1          AMEC shall procure that two (2) of the current directors of the Company shall be appointed as non-executive directors of AMEC upon the Offer Closing Date. The Company shall consult with AMEC regarding the identity, qualification and suitability of the persons to be so appointed, and such persons shall be identified pursuant to such consultation as soon as reasonably practicable after the date of this Agreement.”

1.7.         by deleting Condition 5 of Schedule 5 of the Agreement and replacing it with the following:

“5.                  The Company Shareholders having approved at the Company General Meeting (or any adjournment thereof) the amendments to the Company’s articles of association in the form set out in Appendix 4 (with such amendments as may be agreed in writing by or on behalf of AMEC and the Company) and either (a) such amendments having been registered with the competent commercial register; or (b) with the agreement of both parties, the Company Board having granted an exception from the transfer restrictions and voting limitations in relation to the Company Shares acquired by AMEC or its direct wholly owned subsidiary in the Offer and in the case of either (a) or (b) no other transfer restrictions or voting limitations having been introduced or resolved to be introduced into the articles of association of the Company.”

1.8.         by deleting Condition 6 of Schedule 5 of the Agreement and replacing it with the following:

“6.                 The Company Board having passed resolutions in the form set out in Appendix 5 (with such amendments as may be agreed in writing by or on behalf of AMEC and the Company).”

1.9.         by deleting Condition 7 of Schedule 5 of the Agreement and replacing it with the following:

“7.                The Resigning Company Board Members having resigned from office with effect from the Offer Closing and the Company General Meeting having elected the New Company Board Members with effect from the Effective Election Date and (i) the Remaining Company Board Members having entered into — and not subsequently terminated — the Mandate Agreement subject only to, and with effect from, the Offer Closing or (ii) the New Company Board Members having been registered in the competent commercial register.”

1.10.  in Schedule 1 of the Agreement, by deleting the definition of Company Resolutions and replacing it with the following definition:

““Company Resolutions” means resolutions by the Company Shareholders (a) approving amendments to the Company’s articles of association in the form set out in Appendix 4 (with such amendments as may be agreed in writing by or on behalf of AMEC and the Company); and (b) electing the New Company Board Members with effect from the Effective Election Date;”

1.11.  in Schedule 1 of the Agreement, by adding the following definition:

““Effective Election Date” means the day on which the Conditions, other than Conditions 7(i) and 7(ii), are satisfied or waived;”

1.12.  in Schedule 3 of the Agreement, by deleting the words “Company Proxy Statement,” from the sixth row of the first column headed “Stage” of the Timetable;

1.13.  by inserting Annex 1 to this letter as Appendix 4 to the Agreement; and

1.14.  by inserting Annex 2 to this letter as Appendix 5 to the Agreement.

2.              For the avoidance of doubt, other than the foregoing amendments set out in paragraph 1 of this Deed, this Deed is without prejudice to the terms of, and the rights and obligations of AMEC and the Company under, the Agreement, which remains in full force and effect.

3.              This Deed may be executed in any number of counterparts and by the parties to it on separate counterparts, each of which is an original but all of which together constitute one and the same instrument.  Delivery of a counterpart of this Deed by email attachment or telecopy shall be an effective mode of delivery.

4.              A person who is not a party to this Deed shall have no right to enforce any of its terms.

5.              This Deed and any non-contractual obligations arising out of or in connection with this Deed shall be governed by, and interpreted in accordance with, English law. The English courts shall have exclusive jurisdiction in relation to all disputes (including claims for set-off and counterclaims) arising out of or in connection with this Deed, including disputes arising out of or in connection with: (a) the creation, validity, effect, interpretation, performance or non-performance of, or the legal relationships established by, this Deed; and (b) any non-contractual obligations arising out of or in connection with this Deed.  For such purposes each party irrevocably submits to the jurisdiction of the English courts and waives any objection to the exercise of such jurisdiction.

IN WITNESS WHEREOF this Deed has been executed and delivered as a deed by the parties hereto on the date first above written.

EXECUTED as a DEED		)
by AMEC PLC		)
acting by Ian McHoul		) /s/ Ian McHoul
in the presence of		)

Witness - Signature:	/s/ Alison Yapp

Name: Alison Yapp

Address: Old Change House, 128 Queen Victoria Street, London, EC4V 4BJ

Date: 28 May 2014

EXECUTED as a DEED		)
by FOSTER WHEELER AG		)
acting by Michelle K. Davis		) /s/ Michelle K. Davis
in the presence of		)

Witness - Signature:	/s/ Karen Allcock

Name: Karen Allcock

Address: c/o Foster Wheeler, Shinfield Park, Reading, Berkshire, RG2 9FW

Date: 28 May 2014

ANNEX 1

Art. 8 Abs. 5	Art. 8 para. 5

[5]Keine Person wird mit Stimmrecht von 10% oder mehr des im Handelsregister eingetragenen Aktienkapitals im Aktienregister eingetragen, ausser im Falle der Ausnahmeregelung öffentliches Übernahmeangebot (vgl. Art. 33). Diese Begrenzung der Eintragung auf 10% findet auch Anwendung auf Aktien, welche von Nominees für eine Person gehalten werden, welche an 10 % oder mehr der Aktien wirtschaftlich berechtigt ist (wie in Art. 33 der Statuten definiert), wobei dies unabhängig davon gilt, ob die Aktien des individuellen Nominees die im vorangehenden Satz festgesetzte 10% Begrenzung überschreiten, ausser im Falle der Clearing Nominee Ausnahmeregelung (vgl. Art. 33). Der Verwaltungsrat ist berechtigt, weitere Ausnahmen zuzulassen und insbesondere Clearing Nominees im Ausmass von 10 % oder mehr zu registrieren. Soweit die Ausnahmeregelung öffentliches Übernahmeangebot und die Clearing Nominee Ausnahmeregelung nicht anwendbar sind, werden die Aktien, welche den Grenzwert nach diesem Abs. 5 überschreiten, im Aktienbuch als Aktien ohne Stimmrecht registriert. Des Weiteren ist der Verwaltungsrat berechtigt, von einer Person, die wirtschaftlich an einer Beteiligung an der Gesellschaft im Umfang von 10 % oder mehr des im Handelsregister eingetragenen Aktienkapitals berechtigt ist und dies öffentlich offengelegt hat (insbesondere im Rahmen einer Offenlegung an die SEC oder an die Gesellschaft), Auskunft darüber zu verlangen, ob und allenfalls über welche Nominees oder andere Personen sie als wirtschaftlicher Eigentümer diese Aktien hält.

5No Person shall be registered with voting rights for 10 % or more of the share capital as recorded in the commercial register except in case of a Public Tender Offer Exemption (cf. Art. 33). This 10% limitation on registration also applies with respect to shares held by Nominees on behalf of a Person which Beneficially Owns 10 % or more of the shares of the Company, whether or not any such individual Nominee’s holdings exceed the 10% limit set forth in the preceding sentence except in case of a Clearing Nominee Exception (cf. Art. 33). The Board is authorized to grant further exceptions to the limitation on registration set forth in this section, including to register in particular Clearing Nominees with 10 % or more of the shares of the Company. In any case where the Public Tender Offer Exemption and the Clearing Nominee Exemption do not apply, the shares exceeding the limit set forth in this section 5 shall be entered in the share register as shares without voting rights. In furtherance of the provisions of this section, the Board of Directors is authorized at any time to request from any Person which discloses publicly, including in any filing with the SEC, or to the Company that it Beneficially Owns 10 % or more of the shares of the Company, that such Person provide information with respect to all of its shares that it Beneficially Owns which are being held by Nominees or other Persons on its behalf.

Art. 16 Abs. 5	Art. 16 para. 5

[5]Die Begrenzung in Art. 16 Abs. 3 gilt zudem nicht für die Ausübung von Stimmrechten (i) gemäss den gesetzlichen Bestimmungen über den unabhängigen Stimmrechtsvertreter, und (ii) durch eine Person (einschliesslich die mit ihr verbundenen Personen und Clearing Nominees dieser Person oder von mit ihr verbundenen Personen), welche (yy) aufgrund der Ausnahmeregelung öffentliches Übernahmeangebot (vgl. Art. 33) im Aktienregister als Aktionär mit Stimmrecht eingetragen ist oder (zz) ihr Stimmrecht bezüglich Aktien, an denen sie wirtschaftlich berechtigt ist, über einen Clearing Nominee ausübt und dieser Clearing Nominee bezüglich dieser Aktien gestützt auf die Clearing Nominee Ausnahmeregelung (vgl. Art. 33) als Aktionär mit Stimmrecht im Aktienregister eingetragen ist.

[5]The limit contained in article 16 section 3 shall also not apply to the exercise of voting rights (i) pursuant to the statutory rules on the independent proxy, and (ii) by a Person (including, for the avoidance of doubt, an Affiliate of such Person and a Clearing Nominee of such Person or of any of its Affiliates) who (yy) is registered in the share register as a shareholder with voting rights on the basis of the Public Tender Offer Exemption (cf. Art. 33) or (zz) exercises voting rights in relation to Beneficially Owned shares through a Clearing Nominee where such Beneficially Owned shares registered in the name of such Clearing Nominee benefit from the Clearing Nominee Exemption (cf. Art. 33).

Art. 33	Art. 33

•  “Verbundene Person” wird, in Bezug auf eine beliebige Person, definiert als jede Tochter- oder Muttergesellschaft dieser Person und jeweils jede Tochtergesellschaft einer solchen Muttergesellschaft (und zum Zwecke dieser Definition: (i) “Muttergesellschaft” wird definiert als jede Gesellschaft, die eine Mehrheit der Stimmrechte an einer anderen Gesellschaft hält oder die Gesellschafterin einer anderen Gesellschaft ist und das Recht hat, die Mehrheit ihrer Verwaltungsorgane zu bestellen oder abzuberufen oder die Mehrheit der Stimmrechte an einer Gesellschaft im Rahmen eines Vertrages mit anderen Gesellschaftern kontrolliert, jeweils entweder direkt oder indirekt durch eine oder mehrere Gesellschaften; und (ii) “Tochtergesellschaft” bezeichnet jede Gesellschaft, im Verhältnis zu welcher eine andere Gesellschaft Muttergesellschaft ist);

•  “Clearing Nominee Ausnahmeregelung” wird definiert als die Eintragung und/oder Aufrechterhaltung der Eintragung von Clearing Nominees im Aktienregister mit Stimmrechten von 10% oder mehr des im Handelsregister eingetragenen Aktienkapitals bezüglich der von diesen Clearing Nominees gehaltenen Beteiligungen im Falle, dass die Beteiligung durch die Clearing Nominees für eine wirtschaftlich berechtigte Person gehalten wird, die aufgrund der Ausnahmeregelung öffentliches Übernahmeangebot im Aktienregister mit Stimmrecht

•  “Affiliate” means, in relation to any Person, any subsidiary or parent company of that Person and any subsidiary of any such parent company, in each case from time to time (and for the purposes of this definition: (i) “parent company” means any company which holds a majority of the voting rights in another company, or which is a member of another company and has the right to appoint or remove a majority of its board of directors, or which is a member of another company and controls a majority of the voting rights in it under an agreement with other members, in each case whether directly or indirectly through one or more companies; and (ii) “subsidiary” means any company in relation to which another company is its parent company);

•  “Clearing Nominee Exemption” means the registration and/or the perpetuation of the registration of Clearing Nominees in the share register with voting rights of 10% or more of the share capital as recorded in the commercial register with regard to shares such Clearing Nominees hold on behalf of a Person which Beneficially Owns shares which, had that Person been the legal owner of such Beneficially Owned shares, would have been entitled to have been registered in the share register as a shareholder with voting rights on the basis of the Public Tender Offer Exemption.

eingetragen werden könnte, wenn sie diese Aktien direkt halten würde.

•  “Ausnahmeregelung öffentliches Übernahmeangebot” wird definiert als die Eintragung einer Person mit Stimmrechten von 10% oder mehr des im Handelsregister eingetragenen Aktienkapitals im Aktienregister im Falle, dass die Beteiligung einer solchen Person (einschliesslich Aktien, welche mit dieser Person verbundene Personen halten und Aktien, welche diese Person oder mit ihr verbundene Personen durch Clearing Nominees halten) als direkte Folge des Erwerbs von Aktien im Rahmen eines zustande gekommenen öffentlichen Übernahmeangebots 2/3 des ausstehenden und ausgegebenen Aktienkapitals der Gesellschaft übersteigt. In diesem Fall werden eine solche Person und die mit ihr verbundenen Personen, so lange als ihre gesamten Beteiligungen (einschliesslich Aktien, die durch Clearing Nominees gehalten werden) weiterhin den Schwellenwert von 2/3 übersteigen, für alle Aktien, welche diese Person und die mit ihr verbundenen Personen zum jeweiligen Zeitpunkt halten, mit ihren entsprechenden Stimmrechten im Aktienregister eingetragen (einschliesslich Aktien, die durch diese Person oder mit ihr verbundene Personen ausserhalb des öffentlichen Übernahmeangebots erworben wurden).

•  “Public Tender Offer Exemption” means the registration of a Person with voting rights of 10% or more of the share capital as recorded in the commercial register in case such Person’s shareholding (including shareholdings held by Affiliates of such Person and shareholdings held by such Person or any of its Affiliates through a Clearing Nominee) exceeds 2/3 of the Company’s issued and outstanding share capital as a direct result of shares acquired in a successful public tender offer, in which case such Person and its Affiliates shall, as long as their aggregate shareholdings (including shares held through Clearing Nominees) continue to exceed such 2/3 threshold, be registered with their respective voting rights for all shares such Person and its Affiliates hold from time to time (including, for the avoidance of doubt, any shares acquired by such Person or its Affiliates other than pursuant to the successful public tender offer).

ANNEX 2

RESOLVED, that AMEC Plc and any of its affiliates shall (effective as of Offer Closing (as such term is defined in the Implementation Agreement)) be registered in the Company’s share register as a shareholder with voting rights with respect to all Company shares any of them has acquired or may acquire in the Offer (as defined in the Implementation Agreement);

FURTHER RESOLVED, that Clearing Nominees (as such term is defined in the Company’s Articles of Association) shall (effective as of Offer Closing (as such term is defined in the Implementation Agreement)) be registered and/or remain registered in the Company’s share register as shareholders with voting rights with respect to all Company shares such Clearing Nominees hold on behalf of AMEC Plc and/or any of its affiliates;